UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

InspireMD, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45779A846

(CUSIP Number)

May 16, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45779A846

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Private Equity Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,199,118 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,199,118 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,118 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

FOOTNOTES

(1)

The shares reported in this row are held by Soleus Private Equity Fund III, L.P. (“Soleus PE”). Soleus Private Equity GP III, LLC (“Soleus GP”) is the sole general partner of Soleus PE. Soleus PE GP III, LLC (“Soleus Manager”) is the sole manager of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus Manager. Each of Mr. Guy Levy, Soleus Manager, and Soleus GP disclaims beneficial ownership of the securities held by Soleus PE, and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)

Consists of shares of the common stock, par value $0.0001 per share (“Common Stock”), of InspireMD, Inc. (the “Issuer”) that are held by Soleus PE, or that may be acquired upon the exercise of warrants to purchase shares of Common Stock (“Warrants”) that are held by Soleus PE. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the Reporting Persons as a result of the beneficial ownership limitations set forth in the Warrants.

(3)

This percentage is calculated based upon 21,192,204 shares of common stock outstanding of the Issuer as of May 19, 2023, as disclosed in the Issuer’s Registration Statement on Form S-3 that was filed with the Securities and Exchange Commission on May 23, 2023 (the “Form S-3”).

CUSIP NO. 45779A846

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Private Equity GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,199,118 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,199,118 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,118 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

The shares reported in this row are held by Soleus PE. Soleus GP is the sole general partner of Soleus PE. Soleus Manager is the sole managing member of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus Manager. Each of Mr. Guy Levy, Soleus Manager, and Soleus GP disclaims beneficial ownership of the securities held by Soleus PE, and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)

Consists of shares of the Common Stock of the Issuer that are held by Soleus PE, or that may be acquired upon the exercise of Warrants that are held by Soleus PE. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the Reporting Persons as a result of the beneficial ownership limitations set forth in the Warrants.

(3)	This percentage is calculated based upon 21,192,204 shares of common stock outstanding of the Issuer as of May 19, 2023, as disclosed in the Form S-3.

CUSIP NO. 45779A846

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus PE GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,199,118 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,199,118 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,118 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

The shares reported in this row are held by Soleus PE. Soleus GP is the sole general partner of Soleus PE. Soleus Manager is the sole managing member of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus Manager. Each of Mr. Guy Levy, Soleus Manager, and Soleus GP disclaims beneficial ownership of the securities held by Soleus PE, and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)

Consists of shares of the Common Stock of the Issuer that are held by Soleus PE, or that may be acquired upon the exercise of Warrants that are held by Soleus PE. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the Reporting Persons as a result of the beneficial ownership limitations set forth in the Warrants.

(3)	This percentage is calculated based upon 21,192,204 shares of common stock outstanding of the Issuer as of May 19, 2023, as disclosed in the Form S-3.

CUSIP NO. 45779A846

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,199,118 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,199,118 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,118 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

FOOTNOTES

(1)

The shares reported in this row are held by Soleus PE. Soleus GP is the sole general partner of Soleus PE. Soleus Manager is the sole managing member of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus Manager. Each of Mr. Guy Levy, Soleus Manager, and Soleus GP disclaims beneficial ownership of the securities held by Soleus PE, and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)

Consists of shares of the Common Stock of the Issuer that are held by Soleus PE, or that may be acquired upon the exercise of Warrants that are held by Soleus PE. The share numbers reflected in this report represent the maximum number of shares of Common Stock that may be held by the Reporting Persons as a result of the beneficial ownership limitations set forth in the Warrants.

(3)	This percentage is calculated based upon 21,192,204 shares of common stock outstanding of the Issuer as of May 19, 2023, as disclosed in the Form S-3.

Item 1.

(a)	Name of Issuer

InspireMD, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4 Menorat Hamaor. St.

Tel Aviv, Israel 6744832

Item 2.

(a)	Name of Person(s) Filing

Soleus Private Equity Fund III, L.P.

Soleus Private Equity GP III, LLC

Soleus PE GP III, LLC

Guy Levy

(b)	Address of Principal Business Office or, if none, Residence

Soleus Private Equity Fund III, L.P.

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Private Equity GP III, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus PE GP III, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Guy Levy

c/o Soleus Capital Management, L.P

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

(c)	Citizenship

Soleus Private Equity Fund III, L.P. – Delaware

Soleus Private Equity GP III, LLC – Delaware

Soleus PE GP III, LLC—Delaware

Guy Levy – United States

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share

(e)	CUSIP Number

45779A846

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Reference is made to Items 5 – 11 on the preceding pages of this Schedule 13G.

As the general partner of Soleus PE, Soleus GP may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by Soleus PE. As the sole manager of Soleus GP, Soleus Manager may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of the shares of Common Stock held by Soleus PE. As the sole managing member of Soleus Manager, Mr. Guy Levy may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by Soleus PE.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Levy, Soleus Manager, or Soleus GP is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, except to the extent of their respective pecuniary interest therein, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2023	Soleus Private Equity Fund III, L.P.

	By:	Soleus Private Equity GP III, LLC, its General Partner

	By:	Soleus PE GP III, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: May 24, 2023	Soleus Private Equity GP III, LLC

	By:	Soleus PE GP III, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: May 24, 2023	Soleus PE GP III, LLC

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: May 24, 2023	/s/ Guy Levy
	Name:	Guy Levy

Footnotes:

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)